Exhibit 99.1

Wallbox Announces Strong Fourth Quarter and Full Year 2021 Financial Results

BARCELONA, SPAIN - March 16, 2022 - Wallbox (NYSE:WBX), a leading provider of electric vehicle (EV) charging and energy management solutions worldwide, today announced its financial results for the fourth quarter and full year ended December 31, 2021. Highlights included:

Full Year 2021 Highlights:

•	Generated revenues of approximately $86.5 million, an increase of 266% compared to the full year 2020[1]

•	Achieved gross margin of 38.2%[2]

•	Sold 129,000 chargers, an increase of 261% compared to the full year 2020

•	Delivered its first Supernova public DC charging solutions in Europe, and

•	Sold devices in nearly 100 countries and hired 464 employees, bringing the total to almost 900 employees as of fiscal year-end.

Fourth Quarter 2021 Highlights:

•	Generated record revenues of approximately $31.3 million, an increase of 165% compared to the fourth quarter of 2020[1]

•	Achieved gross margins of 36.7%[2]

•	Sold approximately 44,000 chargers, an increase of 128% compared to the fourth quarter of 2020

•	Completed business combination with Kensington Capital Acquisition Corp. II, becoming the first Spanish technology company listed on the NYSE

•	Began production at a new 121,000 square foot state-of-the-art manufacturing facility in Barcelona, Spain

Executive Commentary

Enric Asuncion, CEO of Wallbox, said, “2021 was a pivotal year for us - we became a public company, launched new award-winning products, formed strategic commercial partnerships and expanded into almost 100 markets, all whilst maintaining our focus on constant innovation. We also exceeded internal expectations with year-over-year revenue growth of 266% and gross margins of 38.2%. These results are a product of the commitment of our employees, the trust of our partners and customers, and the support of our investors. We have a lot to look forward to in 2022.”

[1]	2021 quarterly and annual income statement figures have been translated at a USD/EUR rate of $1.208, consistent with the Wallbox financial model and projections previously provided in September 2021
[2]	Defined as revenues less inventories and raw materials and consumables used, divided by revenues

Recent Updates:

•	Introduced Quasar 2, the next generation of Wallbox’s bi-directional charger for the home, at CES in January 2022

•	Aired first nationally televised advertisement during Super Bowl LVI

•	Announced key strategic partnerships with Napa Auto Parts and Polaris, and expanded our program with Uber nationwide, and

•	Launched ATLAS, the company’s first proprietary embedded CPU

Mr. Asuncion continued, “Our strategy to deliver holistic energy management solutions that bring innovative hardware and software together, is resonating with customers and driving market share gains globally. While geopolitical uncertainty, supply chain disruptions, and input cost inflation persist, we believe we have the operational expertise and infrastructure required to navigate these challenges and are well positioned for continued success. We enter 2022 in a strong competitive position, our portfolio has never been better, and we continue to open up new exciting channels to reach customers wherever they are.”

Financial Outlook - First quarter and full year 20223

The following reflects the company’s expectations for select key financial metrics for the first quarter and full-year 2022.

First quarter 2022

•	Expects first quarter 2022 revenue to be in the range of €26 and €28 million, representing an approximate quarterly year-over-year growth rate between 170% and 190%

•	Expects gross margin of approximately 37%

Full year 2022

•	Continues to expect full-year 2022 revenue in the range of €175 and €205 million euro, representing an approximate annual year-over-year growth rate of between 145% and 190%.

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, March 16, 2022. The live audio webcast and presentation, along with supplemental information, will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. A recording of the webcast will also be available following the conference call.

[3]	Forward looking guidance is not translated into USD to avoid exchange rate impact

Fourth Quarter 2021 Unaudited Financial Results

Wallbox N.V.

Abbreviated Income Statement - USD4

Consolidated Statement of Profit or Loss Data
(Unaudited, in thousands $)	Year Ended December 31,		Quarter ended December 31,
	2021	2020	2021
Revenue	$86,467	$23,770	$31,334
Change in inventories and raw materials and consumables used	(53,458)	(12,773)	(19,823)
Employee benefits	(37,262)	(11,845)	(11,570)
Other operating expenses	(55,454)	(9,896)	(33,423)
Amortization and depreciation	(10,248)	(2,874)	(3,572)
Other income	792	349	(27)

Operating loss	(69,162)	(13,268)	(37,081)

R&D Capitalization	(14,467)	(8,670)	(5,655)
One off expenses	14,751	—	14,751
Employee Stock Option Plan	4,392	3,124	2,593
Amortization and depreciation	10,248	2,874	3,572
Other income	(792)	(349)	(27)

Adjusted EBITDA	(55,031)	(16,290)	(21,847)

Adjusted EBITDA is defined as net income (loss) before depreciation and amortization, provision (benefit) for income taxes and net finance cost adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to; share of loss (profit) from equity method investments, Employee Stock Option Plan fair valuation impact, wages and benefits for employees incurred on development activities capitalized as intangible assets and other one-off expenses related to special operations.

Wallbox N.V.

Cash & Cash Equivalents - USD4

Cash and Cash Equivalents
(Unaudited, in thousand $)	Year Ended December 31,
	2021	2020
Cash and cash equivalents	$129,009	$27,409
Financial Investments (1)	64,559	294

Cash, cash equivalents and Financial Investments at 31 December	193,569	27,702

Average annual USD/EUR rate applied	1.133	1.227

(1) Financial Investments are included in Other current financial assets

Wallbox N.V.

Investments in PP&E and Long-term Borrowings - USD4

Investments and Long-term Borrowings
(unaudited, in thousands $)	Year Ended December 31,
	2021	2020
Investments in Property, plant and equipment and Intangible Assets
Property, plant and equipment	$23,731	$5,351
Intangible assets -excluding R&D (salaries capitalized)	9,038	8,692

Total Investments in Property, plant and equipment and Intangible Assets	32,769	14,043

Total Loans and borrowings long term	19,943	11,956

Average annual USD/EUR rate applied	1.133	1.227

4.

2021 balance sheet has been translated at 1.133 USD/EUR and 2020 balance sheet at 1.227, consistent with Wallbox’s forthcoming form 20-F. Financial statements are translated to USD for investor & media convenience only. Wallbox’s functional currency is EUR

Wallbox Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future financial results and management expectations. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Wallbox’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; and other important factors discussed under the caption “Risk Factors” in Wallbox’s final prospectus on Form 424(b)(3) filed with the SEC on November 12, 2021, as such factors may be updated from time to time in its other filings with the SEC, including Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, accessible on the SEC’s website at www.sec.govwww.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Wallbox reports its financial information required in accordance with IFRS. This release may include certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin and selected financial data on a constant currency basis (the “Non-IFRS Measures”).

Wallbox defines Adjusted EBITDA as net income (loss) before depreciation and amortization, provision (benefit) for income taxes and net finance cost adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to; share of loss (profit)

from equity method investments, Employee Stock Purchase Plan fair valuation impact, wages and benefits for employees incurred on development activities capitalized as intangible assets and other one-off expenses related to special operations. Management uses these Non-IFRS Measures as measurements of operating performance because they assist management in comparing the Company’s operating performance on a consistent basis, as they remove the impact of items not directly resulting from the Company’s core operations; for planning purposes, including the preparation of management’s internal annual operating budget and financial projections; to evaluate the performance and effectiveness of our strategic initiatives; and to evaluate the Company’s capacity to fund capital expenditures and expand its business.

Wallbox may also present selected financial data translated from euro to U.S. dollar at explicitly stated rates which may not comply with IFRS financial measures. Management believes that currency translated information provides useful information to both management and investors by excluding financial implications of foreign currency translations, which management believes are not indicative of Wallbox’s core operations. Management believes providing currency translated information provides valuable supplemental information regarding our results of operations, thereby facilitating comparisons of our business performance to previously provided guidance and is consistent with how management evaluates the Company’s performance.

Wallbox’s calculations of its non-IFRS measures may differ from similarly titled measures used by others and, accordingly, are not meant to be a substitution for recorded amounts presented in conformity with IFRS, nor should such amounts be considered in isolation. Reconciliations of the non-IFRS financial measures to the most closely applicable IFRS measure are presented below.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine users’ relationship to the grid. Wallbox goes beyond electric vehicle charging to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in 98 countries around the world. Founded in 2015 and headquartered in Barcelona, the company now employs approximately 900 people in its offices in Europe, Asia, and the Americas. For additional information, please visit www.wallbox.com.

Wallbox Public Relations Contact:

Elyce Behrsin

Public Relations

Press@wallbox.com

+34 622 513 358

Wallbox Investor Contact:

Matt Tractenberg

VP, Investor Relations

Matt.Tractenberg@wallbox.com

+1 404-574-1504

Source: Wallbox NV